INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

October 1, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File No. 811-21719 (the “Registrant”)

This letter summarizes the comments provided by Ms. Sheila Stout of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 30, 2012, regarding Sarbanes Oxley Act review.  Responses to all of the comments are included below:

17g-1 Filing

1.  Disclose whether the Board considers the amount of the joint insured bond, the premium allocation among the insured parties, the extent to which the share of the premium allocated to the Trust is less than what the Trust would have had to pay if it had provided and maintained a single insured bond.

Response: The Registrant will add disclosure in the next 17g-1 filing to clarify that the Board had considered the amount of the joint insured bond, the premium allocation among the insured parties, the extent to which the share of the premium allocated to the Trust is less than what the Trust would have had to pay if it had provided and maintained a single insured bond.

Form N-PX

2.  The Form N-PX is required to be signed by the Principal Executive Officer (“PEO”) of the Trust.  For the 2012 filings, any Form N-PX filed without the PEO’s signature must be amended to reflect the proper signature.

Response:  The Registrant confirms that all Form N-PX including amended Form N-PX/A for the reporting period July 31, 2011 through June 30, 2012 are signed by the Trust’s PEO.

Annual Reports

3.  Liberty Street Horizon Fund.  The Fund’s prospectus does not disclose concentration risk, however based on the April 30, 2012 Annual Report, the Fund had over 40% under “Financial” classification.  Please confirm in the response letter whether the classifications in the Fund’s annual report are sectors and not industry classifications.

Response:  The Registrant confirms that the categories used under the Schedule of Investments are sectors and not industry classifications.  The Registrant represents that the Fund does not have more than 25% of the value of its investments in any one industry.

4.  EP China Fund.  The financial highlights, within the Fund’s October 31, 2011 Annual Report, state that the Fund has a net expense ratio of 1.74% although in the Prospectus, it is disclosed that the contractual expense limit is 1.75%.  Confirm whether the Fund’s advisor has contractually agreed to waive additional fees.

Response:  The 1.74% ratio disclosed in the financial highlight was due to rounding as a result of the short reporting period with the Fund’s fiscal year change in 2011.  There were no additional fee waivers by the Fund’s advisor.

5.  W.P. Stewart & Co. Growth Fund.   As disclosed in the Note 3 to the financial statements in the Fund’s December 31, 2011 Annual Report, provide the breakdown by year for the recapture amounts with respect to the Fund’s expense limitation agreement.

Response:  The Registrant will include a disclosure to clearly state the recoverable amount by year in the next semi-annual report and annual reports going forward.

6.  Zacks Funds’ 11/30/12 Annual Report (the “Zacks AR”).

a)
“Shareholder Letter”, add disclosure to footnote 3 to state those expenses that are excluded from the expense limitations.  In addition, consider adding a footnote regarding the expense limitation agreement, including any excluded expenses for the performance table provided in the management’s discussion of fund performances section.

Response:  The Registrant represents that it will include disclosure on expenses that are excluded from the expense limit to any statement on contractual expense limits going forward.  In addition, it will add a footnote to the “Average Annual Total Returns” table(s) to disclose the fund’s contractual expense limit ratios including any expenses excluded from those contractual expense limits.

b)	Add disclosure to Note 3 of the Financial Statements to state those expenses that are excluded from the expense limitations.

Response:  The Registrant represents that it will use the following amended disclosure going forward:

“The Funds’ advisor has contractually agreed to waive its management fee and, if necessary, to reimburse other operating expenses in order to limit total annual fund operating expenses (excluding taxes, leverage interest, brokerage commissions, dividend expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation) will not exceed the following levels:”

c)	Zacks All-Cap Core Fund. The line graph provided on page 5 of Zacks AR appears to start above the $10,000 assumed initial investment amount. Confirm that the starting point is $10,000.

Response:  The Registrant confirms that the data for the line graph starts with a $10,000 initial account value however, the line graph on the annual report only revealed the account value from 2/28/2008 rather than the Fund’s inception date of 12/5/2005 commencement date (i.e., the plot points for the periods 12/5/2005 to 11/30/2007 were cut off or hidden as a result of reformatting for printing).  The Registrant has implemented procedures to ensure that going forward, the line graph is properly charted and displayed all the periods in accordance with Item #27(7)(ii)(A) on Form N-1A.

d)
The Prospectus states, “The Fund seeks to diversify its assets by investing in securities from a pool of more than one dozen industry sectors and over 200 industry groups”. Explain why the Schedule of Investments shows the Fund investing in only ten sectors.

Response:  The statement in the Prospectus meant to convey that the Fund will select its investments from a universe of securities containing more than one dozen industry sectors and over 200 industry groups and not that the Fund will invests in “more than one dozen industry sectors and over 200 industry groups”.  The Registrant will consider amending the disclosure in the Prospectus to clarify its meaning at the next post-effective amendment filing.

e)	Zacks Market Neutral Fund. Confirm whether any portion the cash listed under, “Cash deposited with broker for securities sold short” within the Statement of Assets and Liabilities, is restricted.

Response:  The Registrant confirms that the “cash deposited with brokers for securities sold short” are segregated assets.

f)
Zacks Market Neutral Fund.  Within the Statement of Operations, the line item “Dividends and interest on securities sold short” are below the “Total expenses” line.  These expenses should be shown above the “Total expenses” line.

Response:  The Registrant represents that it will report “Dividends and interest on securities sold short” above the “Total expenses” line in the Statements of Operations.

g)	Zacks Small-Cap Core Fund. “Fund Expenses”, the hypothetical account values and expenses should always be for a six month period regardless of when the Fund started.

Response:  The Registrant represents that it will calculate the Hypothetical account values and expenses based on a six months period in its next semi-annual and annual reports.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact as noted below.  Thank you.

Sincerely,

/s/RITA DAM
Rita Dam
Investment Managers Series Trust
Treasurer
626-914-1041

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360

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